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                                                                    EXHIBIT 12.1

                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                             YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                               2001        2002        2003        2004       2005
                                            ----------  ----------  ----------  ---------  ----------
Earnings:
Income (loss) before income taxes,
  extraordinary item and cumulative
  effect of accounting change               $ (344,326) $   21,818  $ (150,719) $(394,169) $ (361,241)
Net fixed charges (1)                          101,133      91,377     119,152    173,465     126,616
                                            ----------  ----------  ----------  ---------  ----------
Total earnings                              $ (243,193) $  113,195  $  (31,567) $(220,704) $ (234,625)
                                            ==========  ==========  ==========  =========  ==========
Fixed charges:
Interest expense                            $   80,319  $   72,555  $   95,222  $ 143,745  $  104,513
Capitalized interest                            14,617       6,014       9,058      7,533         346
Interest factor of rental expense(2)            18,207      18,822      23,930     29,720      22,103
Amortization of debt expense                     2,607          --          --         --          --
Dividends on trust preferred securities         17,466      17,466       8,733         --          --
                                            ----------  ----------  ----------  ---------  ----------
Total fixed charges                         $  133,216  $  114,857  $  136,943  $ 180,998  $  126,962
                                            ==========  ==========  ==========  =========  ==========
Earnings to fixed charges                           (3)         (4)         (5)        (6)         (7)
                                            ==========  ==========  ==========  =========  ==========

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(1)   Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities.

(2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

(3) For the year ended December 31, 2001, earnings were inadequate to cover fixed charges by $376.4 million.

(4) For the year ended December 31, 2002, earnings were inadequate to cover fixed charges by $1.6 million.

(5) For the year ended December 31, 2003, earnings were inadequate to cover fixed charges by $168.5 million.

(6) For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $401.7 million.

(7) For the year ended December 31, 2005, earnings were inadequate to cover fixed charges by $361.6 million.